UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated September 7, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 7, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 7, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

7 September 2010

Barclays PLC

John Varley to step down as Group Chief Executive; to be succeeded by Robert E Diamond Jr

Barclays PLC and Barclays Bank PLC ("Barclays") announce that John Varley intends to step down as Group Chief Executive, and from the Barclays Boards and the Group Executive Committee, on 31 March 2011, and that he will be succeeded by Robert E Diamond Jr.  From 1 October 2010, Bob Diamond will be President and Deputy Group Chief Executive.  Bob Diamond currently leads the Corporate and Investment Banking, and Barclays Wealth businesses of the Group.  He has been a member of the Board of Barclays since 2005.

John Varley will become a senior advisor on regulatory matters to Bob Diamond and to the Board of Barclays until 30 September 2011.

Marcus Agius, Barclays Chairman, said today:

"John Varley has made an extraordinary contribution to Barclays during his long service with the Group and the Board is grateful to him for the tremendous progress Barclays has made during his tenure as Group Chief Executive.

I am delighted that Bob Diamond will be his successor.  He is superbly qualified, with more than 30 years' experience in the banking sector, the last 14 of which have been with Barclays.  He has a proven track record as a business leader, and I and the Board very much look forward to working with him in his new role.

John and Bob have worked closely together for many years.  In making this appointment, the Board is consciously ensuring continuity in management, strategy and our focus on delivering for customers, clients and shareholders.  Barclays has been extremely fortunate to have had a banker of John's quality at the helm since he took over in 2004.  It is equally fortunate to have an internal successor of Bob's calibre to succeed him."

John Varley, Group Chief Executive, said:

"It has been a great privilege to lead Barclays as Chief Executive and to serve our customers, clients and shareholders in a number of roles during my career here.  What we have achieved over the last seven years has been achieved because of the immense and constant support I have had from my Chairman, the Board and my senior team, and from my 150,000 colleagues in the Group. Barclays is in the strong position it is today because of their commitment, passion and focus.

I am delighted that the Board has appointed Bob as my successor.  What he has accomplished in his various roles at Barclays demonstrates clearly that he is a great banker and leader, and an outstanding business builder; I know that Barclays will flourish under his stewardship.

Bob and I have worked closely together as President and Chief Executive in building Barclays over the past years.  I look forward to working with him as he transitions into his new role."

Bob Diamond, President of Barclays, said:

"I am honoured by the Board's confidence in me and greatly motivated by the challenge of leading Barclays during the critical period ahead.  It has been a privilege to work alongside John for the last 14 years.  He has been a great colleague, partner and leader.  John's exemplary leadership of Barclays has placed the Group in a terrific position to take advantage of the opportunities before us and to maintain our momentum in a changing world.  I am pleased that John will continue to work with me on the very important area of regulatory matters.  Together, we will ensure a seamless transition.

For more than 300 years, Barclays has prospered by maintaining its focus on its clients and customers in all environments, including times of extraordinary change.  More than ever our clients and customers around the globe require the best products, advice and execution from us.  As a leading global universal bank, Barclays has the right model, the right strategy, and above all the right people to deliver for all our stakeholders.  We face the future with confidence."

Barclays Capital

Jerry del Missier and Rich Ricci, will become Co-Chief Executives of Barclays Capital, effective 1 October 2010, in addition to being Co-Chief Executives of the Corporate and Investment Bank.

Group Executive Committee

Apart from the change in Group Chief Executive the composition and membership of the Group Executive Committee will remain unchanged.

NOTES TO EDITORS:

Media Conference Call

There will be a conference call for media at 0800 (BST).

The dial in details are as follows and those participating will need to ask for the Barclays Newswires call
From the UK: 0845 401 9100
Internationally: +44 20 3023 4449

The conference calls will be recorded and available for 4 weeks. Replay access details are shown below:
From the UK: 0121 260 4861
From all other countries: +44 121 260 4861
Newswires conference call replay PIN number: 509497

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Notes:

Key Compensation arrangements for Bob Diamond

Bob Diamond will continue to work under his existing compensation arrangements for 2010.

With effect from 1 January 2011, Bob Diamond's compensation arrangements will reflect his new responsibilities.  The compensation arrangements have been benchmarked against a peer group of global universal banks, industrial companies and financial services institutions.  Bob Diamond's salary will increase to £1,350,000 and his annual incentive award opportunity will be up to 250% of base salary.  It is intended to award a long term, performance-based share incentive of 500% of base salary in 2011.

John Varley's biography

John Varley was appointed Group Chief Executive in September 2004, having been Deputy Chief Executive from October 2003.  Prior to this, he was Group Finance Director.  John joined the Group Executive Committee in September 1996 and was appointed an Executive Director of Barclays in June 1998.

John was Chief Executive, Retail Financial Services, from April 1998 to October 2000; Chairman of the Asset Management Division between 1995 and 1998.  He joined the Corporate Finance Department of Barclays Merchant Bank in 1982.

John Varley is also a Board Member of BlackRock following the integration of Barclays Global Investors.

He is Chairman of Business Action on Homelessness and President of the Employer's Forum on Disability and member of the International Advisory Panel of the Monetary Authority of Singapore.  He is a Non Executive Director of AstraZeneca PLC, Honorary President of the UK Drug Policy Commission, Treasurer and Trustee of St Dunstan's.

Bob Diamond's biography

Robert E Diamond Jr is President of Barclays PLC and Chief Executive of Corporate & Investment Banking, and Barclays Wealth, comprising Barclays Capital, Barclays Corporate and Barclays Wealth.  He is an Executive Director of Barclays and joined the Group Executive Committee in September 1997.

Prior to joining Barclays in 1996, Bob held senior leadership roles at CS First Boston in Tokyo and New York, and at Morgan Stanley International.  He began his career as a lecturer at the School of Business, University of Connecticut in 1976.

Bob is a Board Member of BlackRock following the integration of Barclays Global Investors.

Bob is also Chairman, Board of Trustees of Colby College, Waterville, Maine, USA; Chairman of Old Vic Productions PLC; Trustee of The Mayor's Fund for London; Member of the Advisory Board of the Judge Business School at Cambridge University; Board Member of The Diamond Family Foundation; Member of International Advisory Board of the British-American Business Council; Life Member of The Council on Foreign Relations; and a Member of The Atlantic Council.